SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period                      to
Commission file number 1-7260
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nortel Networks
Long-Term Investment Plan
(formerly the Northern Telecom Inc.
Long-Term Investment Plan)
220 Athens Way, Suite 300
Nashville, Tennessee 37228
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nortel Networks Corporation
195 The West Mall
Toronto, Ontario, Canada, M9C 5K1

REQUIRED INFORMATION
Financial Statements and Exhibits

a) Financial Statements

Index to Financial Statements

Nortel Networks Long-Term Investment Plan

Report of Independent Registered Public Accounting Firm	1

Financial Statements as of and for the Years Ended December 31, 2006 and 2005:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12

Supplemental Schedule as of December 31, 2006:
Schedule of Assets (Held at End of Year)	13

b) Exhibits

23.1 Consent of Deloitte & Touche LLP	14
Supplemental schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
By:	/s/ Karen E. Sledge
Karen E. Sledge
President, Nortel Networks Inc.

Date: June 26, 2007

Nortel Networks Long-Term Investment Plan
Financial Statements as of December 31, 2006 and 2005 and for the
Year Ended December 31, 2006
Supplemental Schedule
as of December 31, 2006, and
Report of Independent Registered Public Accounting Firm

Nortel Networks Long-Term Investment Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	13

Note:	The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm
To Nortel Networks Inc. and Participants of the
Nortel Networks Long-Term Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Nortel Networks Long-Term Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the statement of net assets available for benefits as of December 31, 2005.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
Dallas, Texas
June 26, 2007

Nortel Networks Long-Term Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Nortel Networks Corporation common shares	$199,846,765	$262,889,402
Commingled funds	553,974,275	454,505,765
Mutual funds	833,114,530	739,339,454
Temporary investments	15,905,801	22,948,982
Participant loans receivable	29,196,367	28,692,715
Group annuity contracts	610,605,858	611,409,853

Total investments	2,242,643,596	2,119,786,171

Receivables:
Interest and dividends	2,686,069	2,702,687

Total receivables	2,686,069	2,702,687

Total assets	2,245,329,665	2,122,488,858

Liabilities:
Due to broker for securities purchased	3,532,090	3,373,116
Accrued investment expenses	636,334	459,775

Total liabilities	4,168,424	3,832,891

Net assets available for benefits at fair value	2,241,161,241	2,118,655,967

Adjustment from fair value to contract value for fully benefit-responsive contracts	9,177,371	5,767,746

Net assets available for benefits	$2,250,338,612	$2,124,423,713

See accompanying notes to the financial statements.

Nortel Networks Long-Term Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to net assets attributed to:
Net appreciation/(depreciation) in fair value of investments:
Nortel Networks Corporation common shares	$(34,186,048)
Common/collective trust funds	80,128,466
Mutual funds	69,153,008
Other funds	(18,203)

Total net appreciation in fair value of investments	115,077,223
Interest and dividends	61,604,158

176,681,381

Contributions:
Participant	116,556,571
Nortel Networks Inc.	42,870,501

159,427,072

Total additions	336,108,453

Deductions from net assets attributed to:
Benefits paid to participants	(207,973,275)
Deemed distributions	(1,163,452)
Administrative expenses	(1,056,827)

Total deductions	(210,193,554)

Net increase	125,914,899

Net assets available for benefits
Beginning of year	2,124,423,713

End of year	$2,250,338,612

See accompanying notes to the financial statements.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005
1.	Description of Plan

The following brief description of the Nortel Networks Long-Term Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan, effective July 1, 1979, as amended and restated effective January 1, 2005, is a defined contribution plan for employees of Nortel Networks Inc. (“NNI”) and its participating subsidiaries and affiliates (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company established The Nortel Networks Long-Term Investment Plan Trust (the “Trust Agreement”) with The Northern Trust Company (“Northern Trust”), as trustee of the funds, effective November 3, 2003. Plan membership is available upon the employee’s employment commencement date to any employee of the Company, excluding employees governed by a collective bargaining agreement.

Contributions—A participant may elect to contribute up to 50% of their eligible pre-tax compensation, as defined by the Plan document, up to a statutory maximum of $15,000 and $14,000 for 2006 and 2005, respectively. Additionally, participants age 50 and older may make an additional “catch-up” contribution of up to $5,000 and $4,000 for 2006 and 2005, respectively. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts.

Participants in the Plan elect one of three options to meet employees’ retirement and investment objectives, with varying benefit options in the Plan and other post-retirement programs. Depending on the participant’s elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant’s contributions up to 6% of the participant’s eligible earnings.

In June 2006, the Company approved significant changes to the Plan effective January 1, 2008. The Plan will have a change in the Company match formula and will become the primary retirement plan for employees of Nortel Networks Inc. and subsidiaries. This new formula will provide a 2% automatic Company contribution for all Plan participants regardless of contribution level, and a 50% Company match on the first 6% of a participant’s eligible earnings contributed to the Plan, for a maximum 5% Company contribution.

Investment Options—Participants may elect to have the balance of their account and any current contributions invested in the following investment funds:
Allianz RCM Large-Cap Growth Fund
Barclays Global Investors Lifepath Portfolio Funds (Retirement/2010/2020/2030/2040)
Fidelity Low-Priced Stock Fund*
Fixed Income Investment Fund
Franklin Templeton Foreign Fund
Nortel Networks Stock Fund

Northern Trust Global Investments (NTGI) Russell 1000 Value Equity Index Fund
Northern Trust Global Investments (NTGI) S&P 500 Equity Index Fund
Pacific Investment Management Company (PIMCO) Total Return Fund
Royce Premier Fund
DWS Scudder Lifecycle Long Range Fund
DWS Scudder Mid-Cap Growth Fund

*Fund closed to new investment, see below for further discussion.
The following is a summarized description of each investment option available in the Plan taken from each fund’s prospectus:
Allianz RCM Large-Cap Growth Fund: The objective of the Allianz RCM Large-Cap Growth Fund is to provide long-term capital appreciation by investing at least 80% of its net assets in equity securities of financial services companies such as banks, savings and loan and thrift institutions, finance companies, brokerage and advisory firms, real estate related firms, insurance companies and financial holding companies. The portfolio manager evaluates the fundamental value and prospects for growth of individual companies and generally focuses on companies expected to have higher than average rates of growth and strong potential for capital appreciation.

Barclays Global Investors Lifepath Portfolio Funds (Retirement/2010/2020/2030/2040): These five funds invest in a blend of stock, bond, and money market instruments seeking to produce competitive returns over a set period of time. The portfolio changes its investment mix gradually as it approaches its target date. Within the five Lifepath funds, investors may select a fund closest to the year they plan to retire. The Lifepath Retirement Portfolio Fund is the most conservative of these funds and the Lifepath 2040 Portfolio Fund is the most aggressive.

Fidelity Low-Priced Stock Fund: The objective of the fund is to provide capital appreciation through investment in either “growth” stocks or “value” stocks or both. Under normal circumstances, the fund will invest at least 80% of assets in low-priced stocks, defined as those priced at or below $35 per share, which can lead to investments in small- and medium-sized companies. The fund can also potentially invest in stocks not considered low-priced.

Fidelity Investments closed the Fidelity Low-Priced Stock Fund to all new participants as of the market close on July 30, 2004. Participants who already had a balance in this fund as of that date are able to continue to invest in the fund and can continue to request transfers, as well as make new contributions to the fund. Participants who did not have a balance in this fund as of July 30, 2004, are not able to invest in the fund, either by requesting transfers or making new contributions into the Fund.

Fixed Income Investment Fund: The objective of the fund is to provide stability of principal with potentially higher returns than money market funds over most time periods. The fund is comprised primarily of investment contracts and securities carried at book value to protect the portfolio from gains and losses associated with interest rate movements.

The contracts and securities held by this fund are with various insurance companies or other financial institutions. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

Franklin Templeton Foreign Fund: The objective of the fund is to provide long-term capital growth by investing primarily in the equity securities of companies located outside the United States, including emerging markets. Under normal circumstances, the fund will invest at least 80% of its net assets in “foreign securities” which may include emerging markets. When choosing equity investments for this fund, the manager applies a “bottom-up”, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the manager’s evaluation of the company’s long-term earnings, asset value, and cash flow potential.

Nortel Networks Stock Fund: This fund is primarily comprised of Nortel Networks Corporation (“NNC”) common shares, with a percentage of assets in cash-equivalents for liquidity purposes. This company stock fund is not diversified, and therefore is considered riskier than other “diversified” broad market funds.

NTGI Russell 1000 Value Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Russell 1000 Value Index. This index is commonly used to represent the large cap segment of the U.S. equity market with a focus on the “value” style of investing. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

NTGI S&P 500 Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Standard and Poor’s (“S&P”) 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market and tracks 500 companies considered to be representative of the United States economy. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

PIMCO Total Return Fund: The object of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This fund invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities under normal circumstances. The average portfolio duration of this fund normally varies within a three- to six-year time frame based on PIMCO’s forecast for interest rates.

Royce Premier Fund: The objective of the fund is to provide long-term growth of capital. The fund generally invests in a limited number of equity securities issued by small companies with stock market capitalizations between $500 million and $2.5 billion. The fund looks for companies that it considers “premier” or those that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth. Under normal circumstances, the fund will invest at least 80% of its net assets in the equity securities of such premier companies, with at least 65% of these securities being issued by companies with stock market capitalizations of less than $2.5 billion.

DWS Scudder Lifecycle Long Range Fund: The objective of the fund is to provide high total return with reduced risk over the long-term. The fund invests primarily in three principal asset classes: stocks, bonds, and short-term instruments. The investment advisor will generally allocate the largest portion of its assets to stocks, with smaller allocations to bonds and short-term instruments. The fund regularly uses derivatives to increase or decrease its exposure to the various asset classes.

DWS Scudder Mid-Cap Growth Fund: The objective of the fund is to provide long-term capital growth through investments primarily in equity securities of medium-sized growth-oriented companies. Under normal circumstances, the fund will invest at least 80% of its assets in stocks and other securities with equity characteristics of US micro capitalization companies.
Vesting—Participants are immediately vested in their participant contributions and any rollover contributions made to the Plan. In addition, participants are immediately vested in the Company contributions made to the Plan.

Withdrawals—Active employees may withdrawal money from the plan through loans, in-service withdrawals, and hardship withdrawals. In-service withdrawals are available for contributions to the plan prior to 1/1/83, rollover contributions made prior to May 2000, and eligible matching company contributions made prior to 5/1/00 and contributed at least 2 calendar years before the date of the withdrawal, and earnings on each. Only one withdrawal of the pre-May 2000 rollover account is allowed over the participant’s lifetime. In-service withdrawals may be requested in the form of cash or shares of Nortel Networks stock provided the contributions and earnings being withdrawn are held in the form of Nortel Networks shares and at least 50 shares are held.

Hardship withdrawals of employee elected company contributions and certain company contributions made before 1/1/83 are permitted if documentation is provided to and approved by the plan recordkeeper when there is an immediate and heavy financial need as defined by the IRS guidelines.

An early withdrawal federal excise tax of 10% generally applies to in-service and hardship withdrawals if the participant is less than 59 1/2 years old. At age 59 1/2 and older, only one age 59 1/2 withdrawal is permitted each year.

When a withdrawal is made, the entire distribution is subject to federal income tax, at ordinary income rates, except for any portion that is rolled over to another employer’s qualified plan or an individual retirement account (“IRA”).

Payment of Benefits—A participant who retires from employment with the Company after age 65 or who is terminated after age 59 1/2 is eligible for distribution of their account balance in the form of a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of their account balance. As of December 31, 2006 and 2005, there was $705,362 and $2,024,465 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in the following fiscal years 2007 and 2006, respectively.

Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value, reduced by the participant’s highest outstanding loan balance from the Plan during the twelve month period ending on the day before the date on which the loan is made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund, a holding account for participant loans receivable. Loan terms range from 1-5 years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prime plus one percent as determined by Northern Trust. Interest rates ranged from 5.00% to 10.50% on outstanding loans at December 31, 2006. Principal and interest are paid ratably through biweekly payroll deductions. Participants may not have more than one Plan loan outstanding at a time and loans are not available to participants who have previously defaulted on a Plan loan.

Administrative Expenses—Loan fees are deducted from loan proceeds. All other administrative expenses of the Plan are paid by the Company and plan participants. Investment related charges, including trustee fees, are paid from Plan assets.

2.	Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation—Plan investments in Nortel Networks Corporation (“NNC”) common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 29, 2006 and December 30, 2005.

Plan investments in securities investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions.

The Fixed Income Investment Fund includes synthetic guaranteed investment contracts and, in 2005, a guaranteed investment contract whose underlying investments are stated at fair value. Fair value of the underlying investments is determined by the issuer of the synthetic guaranteed investment contracts based on quoted market prices and a fair value estimate of the wrapped contract. The contracts are presented in the Statements of Net Assets Available for Benefits as group annuity contracts. Contract value, noted below, represents contributions made under the contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value and fair value of the Contracts at December 31, 2006 and 2005 were as follows:
December 31, 2006

	Major Credit	Investments at	Investments at	Wrapper Contracts	Adjustment to
	Ratings	Fair Value	Contract Value	at Fair Value	Contract Value
Synthetic GICs
Bank of America, NA	AA/Aa1	$84,755,680	$85,990,965	$—	$1,235,285
IXIS Financial Products Inc.	AAA/Aaa	10,136,842	12,585,740	—	2,448,898
IXIS Financial Products Inc.	AAA/Aaa	173,437,752	175,035,041	—	1,597,289
JPMorgan Chase Bank	AA-/Aa2	118,352,487	119,716,681	—	1,364,194
Monumental Life Insurance Company	AA/Aa3	95,332,757	96,501,864	—	1,169,107
Monumental Life Insurance Company	AA/Aa3	128,590,340	129,952,938	—	1,362,598

Total		$610,605,858	$619,783,229	$—	$9,177,371

December 31, 2005

	Major Credit	Investments at	Investments at	Wrapper Contracts	Adjustment to
	Ratings	Fair Value	Contract Value	at Fair Value	Contract Value
Synthetic GICs
Bank of America, NA	AA/Aa1	$75,065,530	$76,527,380	$—	$1,461,849
IXIS Financial Products Inc.	AAA/Aaa	176,110,675	177,287,804	—	1,177,130
JPMorgan Chase Bank	AA-/Aa2	120,163,683	121,298,664	—	1,134,981
Monumental Life Insurance Company	AA/Aa3	96,915,997	97,920,707	—	1,004,710
Monumental Life Insurance Company	AA/Aa3	132,555,260	133,645,700	—	1,090,440

Traditional GICs
Protective Life Insurance	AA/Aa3	10,598,708	10,497,344	—	(101,364)

Total		$611,409,853	$617,177,599	$—	$5,767,746

Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2006 and 2005. The average yield of the Contracts during 2006 was 5.52% and the yield allocated to participant accounts during 2006 was 4.85%. The average crediting interest rate for the Contracts at December 31, 2006 and 2005 was 4.90% and 4.80%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Contracts have certain restrictions that impact the ability of the participants to collect the full contract value, for example, full or partial termination of the Plan, involuntary termination of employment as a result of defined events, the Plan’s failure to qualify under the IRC and changes to the administration of the Plan which decreases employee or employer contributions, or other actions by the Company which impact the Plan. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The issuers of the Contracts may not terminate the Contracts at any amount less than contract value unless there is a breach of the contract which is not corrected within the applicable cure period.

The financial statements reflect the retroactive adoption of the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in nets assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Plan investments in participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for benefits.

3.	Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.	Internal Revenue Service Status

As of January 14, 2004, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the “Code”). Therefore, no provision for income taxes has been included in the Plan’s financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

5.	Investments

Investments of the Plan that represent five percent (5%) or more of net assets available for benefits are as follows:

	As of December 31, 2006
	NTGI S&P 500 Equity Index Fund	$271,575,119
	Fidelity Low-Priced Stock Fund	271,048,258
*	Nortel Networks Corp Common Shares	199,846,765
	DWS Scudder Mid-Cap Growth Fund	186,385,488
	NTGI Russell 1000 Value Equity Index Fund	184,297,150
	IXIS Financial Product - Contract #WR 1173-001	175,035,041
	Franklin Templeton Foreign Fund	155,570,919
	Monumental Life - Contract #ADA00262TR	129,952,938
	JP Morgan Chase - Contract #ANORTH01	119,716,681

	As of December 31, 2005
*	Nortel Networks Corp Common Shares	$262,889,402
	NTGI S&P 500 Equity Index Fund	256,169,620
	Fidelity Low-Priced Stock Fund	243,264,402
	DWS Scudder Mid-Cap Growth Fund	182,835,629
	IXIS Financial Product - Contract #WR 1173-001	177,287,804
	Monumental Life - Contract #ADA00262TR	133,645,700
	NTGI Russell 1000 Value Equity Index Fund	128,613,816
	JP Morgan Chase - Contract #ANORTH01	121,298,664
	Franklin Templeton Foreign Fund	108,951,299

*	Indicates a party-in-interest.
6.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500

December 31, 2006
Net assets available for benefits per the financial statements	$2,250,338,612
Less: Benefits payable to participants at December 31, 2006	(705,362)

Net assets available for benefits per the Form 5500	$2,249,633,250

December 31, 2005
Net assets available for benefits per the financial statements	$2,124,423,713
Less: Benefits payable to participants at December 31, 2005	(2,024,465)

Net assets available for benefits per the Form 5500	$2,122,399,248

     The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2006 to Form 5500:

Year ended
December 31, 2006
Benefits paid to participants per the financial statements	$207,973,275
Plus: benefits payable at December 31, 2006	705,362
less: benefits payable at December 31, 2005	(2,024,465)

Plan contributions per the Form 5500	$206,654,172

7.	Commitments and Contingencies

On September 12, 2003, a complaint consolidating three different putative class actions was filed against Nortel Networks Corporation (NNC), Nortel Networks, Inc. (NNI), Nortel Networks Limited (NNL), and various named individuals and committees regarding their purported responsibilities as fiduciaries of the Plan. On June 15, 2004, the plaintiffs filed a First Amended Consolidated Class Action Complaint that added additional current and former officers and employees as defendants, and expanded the purported class period to extend from March 7, 2000 through to June 15, 2004. On June 17, 2005, the plaintiffs filed a Second Amended Consolidated Class Action Complaint that added additional current and former directors, officers and employees as defendants, and alleged breach of fiduciary duty on behalf of participants and beneficiaries of the Plan who held shares of the Nortel Networks Stock Fund during the period from March 7, 2000 through June 17, 2005. On July 8, 2005, the defendants filed a Renewed Motion to Dismiss Plaintiffs’ Second Amended Class Action Complaint. On July 29, 2005, plaintiffs filed an opposition to the motion, and defendants filed a reply memorandum on August 12, 2005. On March 30, 2006, the defendants filed an additional Motion to Dismiss raising the jurisdictional challenge of standing. On April 17, 2006, plaintiffs filed an opposition to the motion, and defendants filed a reply brief on May 4, 2006. On October 11, 2006, the Court granted in part and denied in part Defendants’ July 8, 2005 Motion to Dismiss. Defendants’ Motion to Dismiss of March 30, 2006 on standing is still pending. The parties are currently engaged in class certification briefing. The Plan is unable to determine the impact of these matters, if any, on the Plan participants or the Plan’s financial status or changes therein. None of these lawsuits name the Plan as a defendant.

8.	Corporate Financial Statement Restatement

On March 10, 2006, Nortel Networks Corporation (NNC) announced plans to restate its financial results for 2003, 2004, and the first nine months of 2005, with adjustments to periods prior to 2003, primarily due to revenue incorrectly recognized in prior periods that should have been deferred to future periods.

As a result of the restatement, effective March 10, 2006, employee and employer matching contributions in the Plan were no longer invested in the Nortel Networks Corporation Stock Fund (“NNC Stock Fund”) and instead were automatically invested in the Fixed Income Investment Fund.

Employees were allowed to change the investment option to any of the other investment funds available under the Plan. If no elections were made, then the employee and employer matching contributions continued to be invested in the Fixed Income Investment Fund.

In addition, employees were not able to transfer their account balance held in other investment funds to the NNC Stock Fund. However, employees had the option to transfer their account balance held in the NNC Stock Fund to any of the other investment funds or withdraw balances in the NNC Stock Fund to the extent permitted under the Plan.

All plan activities that were suspended were restored effective June 6, 2006, including the ability for Plan participants to: (a) invest in the NNC Stock Fund, (b) transfer the account held in other investment funds to the NNC Stock Fund, and (c) receive share certificates or cash when withdrawing funds from the NNC Stock Fund.
******

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2006

		Description of Investment Including
		Maturity Date, Rate of Interest,
	Identity of Issuer, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Current Value
	Cash & Cash Equivalents	Common/Collective Trust	$15,905,801
	Barclays Global Investors Lifepath Retirement Portfolio Fund	Common/Collective Trust	11,514,573
	Barclays Global Investors Lifepath 2010 Portfolio Fund	Common/Collective Trust	9,757,219
	Barclays Global Investors Lifepath 2020 Portfolio Fund	Common/Collective Trust	18,067,885
	Barclays Global Investors Lifepath 2030 Portfolio Fund	Common/Collective Trust	23,769,710
	Barclays Global Investors Lifepath 2040 Portfolio Fund	Common/Collective Trust	34,992,619
	NTGI Russell 1000 Value Equity Index Fund	Common/Collective Trust	184,297,150
	NTGI S&P 500 Equity Index Fund	Common/Collective Trust	271,575,119

	Fixed Income Investment Fund
	Bank of America — Synthetic Investment Contract #04-012
	Pyramid Short Managed Maturing Fund	Bank commingled fund	40,187,972
	Pyramid Intermediate Managed Maturing Fund	Bank commingled fund	44,567,708

			84,755,680

	IXIS Financial Product — Synthetic Investment Contract #173-24		10,136,842

	IXIS Financial Product — Synthetic Investment Contract #WR1173-001
	Intermediate Fixed Income Fund	Bank commingled fund	173,437,752

	JP Morgan Chase — Synthetic Investment Contract #ANORTH01
	Intermediate Fixed Income Fund	Bank commingled fund	118,352,487

	Monumental Life — Synthetic Investment Contract #ADA00200TR
	Intermediate Fixed Income Fund	Bank commingled fund	95,332,757

	Monumental Life — Synthetic Investment Contract #ADA00262TR
	Pyramid Short Managed Maturing Fund	Bank commingled fund	60,972,728
	Pyramid Intermediate Managed Maturing Fund	Bank commingled fund	67,617,612

			128,590,340

			610,605,858

	Allianz RCM Large-Cap Growth Fund	Mutual Fund	43,048,094
	Fidelity Low-Priced Stock Fund	Mutual Fund	271,048,259
	Franklin Templeton Foreign Fund	Mutual Fund	155,570,919
	PIMCO Total Return Fund	Mutual Fund	59,332,549
	Royce Premier Fund	Mutual Fund	35,881,874
	Scudder Lifecycle Long Range Fund	Mutual Fund	81,847,347
	Scudder Mid-Cap Growth Fund	Mutual Fund	186,385,488

*	Nortel Networks Corp Common Shares	Common Stock	199,846,765

*	Participant Loans	Interest rates range from 5.0% to 10.5% and maturity dates range from 01/05/2007 to 12/03/2021	29,196,367

	Total Investments		$2,242,643,596